EXHIBIT 99.1

Stantec reports record third quarter 2023 results and raises full year guidance

Q3 2023 Highlights

  Net revenue of $1.3 billion, an increase of 13.5% over Q3 2022
  Adjusted EBITDA margin1 of 18.3%, up 160 basis points over Q3 2022
  Adjusted diluted EPS1 of $1.14, up 32.6% over Q3 2022
  Backlog of $6.4 billion, up 7.6% since December 31, 2022

EDMONTON, Alberta and NEW YORK, Nov. 09, 2023 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and nine month periods ended September 30, 2023.

Stantec delivered record third quarter earnings, as continued strong demand was met with high utilization, particularly in the United States and Canada. Excellent operational performance was augmented by effective workforce management strategies and continued robust organic hiring, bolstered by the effect of voluntary turnover returning to pre-pandemic levels in North America. Third quarter results also reflected the favorable impacts from a higher-than- typical volume of resolved change orders.

In the third quarter of 2023, Stantec generated net revenue of $1.3 billion on the strength of 9.0% organic growth1. The Company's regional and business operating units all delivered organic net revenue growth for the seventh consecutive quarter, with notable organic growth achieved in Water (18.1%) and Environmental Services (12.8%). Stantec also achieved double digit organic net revenue growth of 12.9% in its US region. Adjusted EBITDA margin increased by 160 basis points over Q3 2022 to 18.3%, driven by high utilization and operating leverage, combined with sustained discipline in cost management. These factors were partially offset by a significant expense related to the revaluation of Stantec’s long-term incentive plan (LTIP) primarily due to strong share price appreciation year-to-date. Stantec delivered diluted earnings per share (EPS) of $0.94, and record third quarter adjusted diluted EPS of $1.14. Backlog at September 30, 2023 increased to $6.4 billion, driven primarily by organic growth of 5.5% since December 31, 2022.

“I am extremely pleased with our third quarter results as we continued to deliver exceptional growth in revenue and earnings through excellent operational performance,” said Gord Johnston, President and CEO. “As a result of our outperformance this quarter, our strong year-to-date results, and the continued favorable market demand, we are increasing our guidance for 2023 once more.” Mr. Johnston continued, “Our backlog is at a near-record high level and market demand continues to be robust, bolstering our optimism for ongoing strong growth in 2024 and beyond. We are confident that our diverse business model and engaged workforce ideally position Stantec to continue delivering industry-leading results.”

1 Adjusted diluted EPS, adjusted net income, adjusted EBITDA, and adjusted EBITDA margin are non-IFRS measures, and organic growth, acquisition growth and DSO are other financial measures (discussed in the Definitions section of the Q3 2023 MD&A).

Q3 2023 compared to Q3 2022

  Net revenue increased 13.5% or $156.8 million to $1.3 billion, primarily driven by 9.0% organic growth. Every regional and business operating unit achieved organic growth, with the United States and Water and Environmental Services business units reaching double digits.
  Project margin increased $94.1 million or 15.0% to $721.1 million. As a percentage of net revenue, project margin increased by 70 basis points to 54.8% due to strong project execution and enhanced by the resolution of change orders.
  Adjusted EBITDA1 increased $48.0 million or 24.8% to $241.3 million. Adjusted EBITDA margin increased by 160 basis points over Q3 2022 to 18.3%, driven by increased activities leading to higher utilization and operating leverage as well as sustained discipline in cost management, partly offset by a significant expense related to the revaluation of Stantec's LTIP, primarily due to strong share price appreciation year-to-date. Excluding the revaluation, adjusted EBITDA margin achieved was 18.9%.
  Net income and diluted EPS achieved record highs in the quarter. Net income increased 52.8%, or $35.9 million, to $103.9 million, and diluted EPS increased 54.1%, or $0.33, to $0.94, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income1 and adjusted diluted EPS achieved record highs in the quarter. Adjusted net income grew 33.4%, or $31.7 million, to $126.7 million, achieving 9.6% of net revenue (10.0% excluding the effect of the LTIP revaluation), and adjusted diluted EPS increased 32.6% to $1.14 ($1.19 excluding the effect of the LTIP revaluation).
  Contract backlog increased to $6.4 billion at September 30, 2023, reflecting 5.5% organic growth from December 31, 2022. Organic backlog growth was achieved across all regional units, with Water attaining over 20% organic backlog growth. Contract backlog represents approximately 12 months of work.
  Operating cash flows increased $120.3 million, with cash inflows of $213.4 million, reflecting strong revenue growth and operational performance. This compares to $93.1 million in the comparative period, which included impacts from the Cardno financial system integration.
  DSO was 83 days, a decrease of 3 days from September 30, 2022.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at September 30, 2023 was 1.5x, remaining within Stantec's internal target range of 1.0x to 2.0x.
  On November 9, 2023, the Board of Directors declared a dividend of $0.195 per share, payable on January 16, 2024, to shareholders of record on December 29, 2023.

Year-to-date Q3 2023 compared to year-to-date Q3 2022

  Net revenue increased 14.9% or $497.2 million to $3.8 billion, primarily driven by 10.7% organic growth. Double-digit organic growth was achieved in the United States and in the Water, Environmental Services, and Energy & Resources businesses.
  Project margin increased $278.3 million or 15.5% to $2.1 billion. As a percentage of net revenue, project margin increased 30 basis points to 54.3%.
  Adjusted EBITDA increased $104.2 million or 19.6% to $636.4 million. Adjusted EBITDA margin increased by 60 basis points over the prior period to 16.6%, driven by increased activities and disciplined cost management, partly offset by a significant expense related to the revaluation of Stantec's LTIP primarily due to strong year-to-date share price appreciation. Excluding the revaluation, adjusted EBITDA margin achieved was 17.2%.
  Net income increased 48.0%, or $83.3 million, to $256.8 million, and diluted EPS increased 48.1%, or $0.75, to $2.31, mainly due to strong net revenue growth, solid project margins, and lower administrative and marketing expenses as a percentage of net revenue.
  Adjusted net income grew 23.8%, or $61.0 million, to $317.0 million, achieving 8.3% of net revenue (8.7% excluding the effect of the LTIP revaluation), and adjusted diluted EPS increased 24.3% to $2.86 ($3.01 excluding the effect of the LTIP revaluation).
  Operating cash flows increased $186.4 million, with cash inflows of $281.1 million, reflecting strong revenue growth and operational performance. This compares to $94.7 million in the comparative period, which included impacts from the Cardno financial system integration.
  Year to date Q3 2023, Stantec repurchased 129,036 common shares under the Company's Normal Course Issuer Bid program at a cost of $10.0 million.

2023 Outlook

As a result of the strong year-to-date results, Stantec is revising its targets contained within the Company's 2023 guidance which was previously updated in August 2023 and provided on page M-6 of the Q2 2023 Financial Report.

	Previously Published 2023 Annual Range (Excludes expected impact of LTIP revaluation)	Revised 2023 Annual Range (Excludes expected impact of LTIP revaluation)	Revised 2023 Annual Range (Includes the expected impact of LTIP revaluation)
Targets
Net revenue growth	10% to 13%	12% to 14%	12% to 14%
Adjusted EBITDA as % of net revenue (note)	16.3% to 16.7%	16.7% to 17.1%	16.3% to 16.7%
Adjusted net income as % of net revenue (note)	above 7.5%	above 8.2%	above 7.8%
Adjusted diluted EPS growth (note)	12% to 15%	22% to 25%	17% to 20%
Adjusted ROIC (note)	above 10.5%	above 11.5%	above 11.0%

In setting the revised targets and guidance, the average value for the US dollar was assumed to be $1.35, GBP to be $1.66, and AU $0.91. For all other underlying assumptions, see the Assumptions section of the Q3 2023 MD&A.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of the Q3 2023 MD&A.

Stantec continues to expect high single digit net revenue organic growth, with the US being in the low double digits, and Global in the mid to high single digits. The Canadian market has continued to be more resilient than expected across Stantec’s business units, particularly in Water and Infrastructure where organic growth forecasts were exceeded in the third quarter. While Stantec expects growth in Canada to moderate in the fourth quarter, the Company now expects organic net revenue growth to be in the mid to high single digits (previously mid single digits).

Given regular seasonal factors in the northern hemisphere, Stantec reiterates guidance that the earnings pattern will continue to fall within 40 to 45% in Q1 and Q4, and 55 to 60% in Q2 and Q3.

Q3 2023 Financial Highlights

	For the quarter ended September 30,				For the three quarters ended September 30,
	2023		2022		2023		2022
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,693.2	128.6%	1,473.2	127.0%	4,870.6	127.4%	4,163.7	125.2%
Net revenue	1,316.8	100.0%	1,160.0	100.0%	3,824.0	100.0%	3,326.8	100.0%
Direct payroll costs	595.7	45.2%	533.0	45.9%	1,748.9	45.7%	1,530.0	46.0%
Project margin	721.1	54.8%	627.0	54.1%	2,075.1	54.3%	1,796.8	54.0%
Administrative and marketing expenses	487.1	37.0%	445.4	38.4%	1,462.7	38.3%	1,303.1	39.2%
Depreciation of property and equipment	14.8	1.1%	14.4	1.2%	45.0	1.2%	43.0	1.3%
Depreciation of lease assets	30.1	2.3%	29.7	2.6%	91.2	2.4%	90.2	2.7%
Net reversal of lease assets impairment	(0.8)	(0.1%)	(1.1)	(0.1%)	(2.9)	(0.1%)	(3.7)	(0.1%)
Amortization of intangible assets	25.6	1.9%	26.6	2.3%	78.3	2.0%	77.1	2.3%
Net interest expense	25.1	1.9%	18.7	1.6%	68.1	1.8%	46.5	1.4%
Other	5.1	0.5%	4.2	0.4%	1.3	—%	13.3	0.4%
Income taxes	30.2	2.3%	21.1	1.8%	74.6	2.0%	53.8	1.6%
Net income	103.9	7.9%	68.0	5.9%	256.8	6.7%	173.5	5.2%
Basic and diluted earnings per share (EPS)	0.94	n/m	0.61	n/m	2.31	n/m	1.56	n/m
Adjusted EBITDA (note)	241.3	18.3%	193.3	16.7%	636.4	16.6%	532.2	16.0%
Adjusted net income (note)	126.7	9.6%	95.0	8.2%	317.0	8.3%	256.0	7.7%
Adjusted diluted EPS (note)	1.14	n/m	0.86	n/m	2.86	n/m	2.30	n/m
Dividends declared per common share	0.195	n/m	0.180	n/m	0.585	n/m	0.540	n/m

note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2023 MD&A).

n/m = not meaningful

Net Revenue by Reportable Segment

(In millions of Canadian dollars, except percentages)	Q3 2023	Q3 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	315.9	294.1	21.8	—	n/a	21.8	7.4%
United States	711.6	591.8	119.8	26.9	16.4	76.5	12.9%
Global	289.3	274.1	15.2	—	9.2	6.0	2.2%
Total	1,316.8	1,160.0	156.8	26.9	25.6	104.3
Percentage Growth			13.5%	2.3%	2.2%	9.0%

Backlog

(In millions of Canadian dollars, except percentages)	Sep 30, 2023	Dec 31, 2022	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,341.6	1,249.2	92.4	—	n/a	92.4	7.4%
United States	4,051.7	3,715.9	335.8	143.1	11.1	181.6	4.9%
Global	956.7	936.6	20.1	—	(31.4)	51.5	5.5%
Total	6,350.0	5,901.7	448.3	143.1	(20.3)	325.5
Percentage Growth			7.6%	2.4%	(0.3)%	5.5%

Webcast & Conference Call

Stantec will host a live webcast and conference call on Friday, November 10, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s third quarter performance.

To listen to the webcast and view the slide presentation, please join here.

If you are an analyst and would like to participate in the Q&A, please register here.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of Stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Non-IFRS and Other Financial Measures

Stantec reports its financial results in accordance with IFRS. This news release also reports the following non-IFRS and other financial measures are used by the Company: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), net debt to adjusted EBITDA, days sales outstanding (DSO), margin (percentage of net revenue), organic growth (retraction), acquisition growth, adjusted return on invested capital (ROIC) and measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, as well as measures and ratios calculated using these non-IFRS or other financial measures. Additional disclosure for these non-IFRS and other financial measures, incorporated by reference, is included in the Definitions of Non-IFRS and Other Financial Measures section of the Q3 2023 Management’s Discussion and Analysis, available on SEDAR at SEDAR.com, EDGAR at sec.gov, and the Company’s website at Stantec.com and the reconciliation of Non-IFRS Financial Measures appended hereto.

These non-IFRS and other financial measures do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of the Company's financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Forward-looking Statements

Certain statements contained in this news release constitute forward-looking statements. These statements include, without limitation, comments regarding the Company's ability to capture future growth opportunities, adjusted diluted EPS and net revenue growth, adjusted EBITDA margin, adjusted ROIC, and the updated 2023 outlook. Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, cash flow projections, project cancellations, access and retention of skilled labor, decreased infrastructure spending levels, decrease or end to stimulus programs, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the three and nine month periods ended September 30, 2023, there has been no significant change in the risk factors from those described in Stantec's 2022 Annual Report. This report is accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, Stantec.com. You may obtain a hard copy of the 2022 annual report free of charge from the investor contact noted below.

Investor Contact

Jess Nieukerk
Stantec Investor Relations
Ph: 403-569-5389
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	103.9	68.0	256.8	173.5
Add back (deduct):
Income taxes	30.2	21.1	74.6	53.8
Net interest expense	25.1	18.7	68.1	46.5
Net reversal of lease assets impairment (note 1)	(1.8)	(1.4)	(3.8)	(3.3)
Depreciation and amortization	70.5	70.7	214.5	210.3
Unrealized loss (gain) on equity securities	3.1	3.7	(4.1)	22.2
Acquisition, integration, and restructuring costs (note 4)	10.3	12.5	30.3	29.2

Adjusted EBITDA	241.3	193.3	636.4	532.2

	For the quarter ended September 30,		For the three quarters ended September 30,
(In millions of Canadian dollars, except per share amounts)	2023	2022	2023	2022
Net income	103.9	68.0	256.8	173.5
Add back (deduct) after tax:
Net reversal of lease assets impairment (note 1)	(1.4)	(1.0)	(3.0)	(2.5)
Amortization of intangible assets related to acquisitions (note 2)	12.6	15.6	41.7	45.8
Unrealized loss (gain) on equity securities (note 3)	2.4	2.8	(3.2)	16.9
Acquisition, integration, and restructuring costs (note 4)	9.2	9.6	24.7	22.3

Adjusted net income	126.7	95.0	317.0	256.0
Weighted average number of shares outstanding - diluted	110,958,545	110,896,770	110,955,101	111,150,916

Adjusted earnings per share - diluted	1.14	0.86	2.86	2.30

See the Definitions section of the Q3 2023 MD&A for the discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.

note 1: The net reversal of lease assets impairment includes onerous contracts associated with the impairment for the quarter ended September 30, 2023 of $(1.0) (2022 - $(0.3)) and for the three quarters ended September 30, 2023 of $(0.9) (2022 - $0.4). For the quarter ended September 30, 2023, this amount is net of tax of $(0.4) (2022 - $(0.4)). For the three quarters ended September 30, 2023, this amount is net of tax of $(0.8) (2022 - $(0.8)).

note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2023, this amount is net of tax of $3.7 (2022 - $4.8). For the three quarters ended September 30, 2023 this amount is net of tax of $12.1 (2022 - $14.2).

note 3: For the quarter ended September 30, 2023, this amount is net of tax of $0.7 (2022 - $0.9). For the three quarters ended September 30, 2023 this amount is net of tax of $(0.9) (2022- $5.3).

note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring costs. For the quarter ended September 30, 2023, this amount is net of tax of $2.7 (2022 - $2.9). For the three quarters ended September 30, 2023, this amount is net of tax of $7.2 (2022- $6.9).